UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number: 000-25051

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROSPERITY BANCSHARES, INC.

401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROSPERITY BANCSHARES, INC.

PROSPERITY BANK PLAZA

4295 SAN FELIPE

HOUSTON, TEXAS 77027

Prosperity Bancshares, Inc.

401(k) Profit Sharing Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008,

and for the Year Ended December 31, 2009

To the Prosperity Bancshares, Inc.’s 401(k)

    Profit Sharing Plan Committee and Participants

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Briggs & Veselka Co.

A Professional Corporation
Certified Public Accountants Bellaire, Texas

June 29, 2010

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS
Investments, at fair value:
Prosperity Bancshares, Inc. common stock	$21,093,369	$14,918,449
Mutual funds	27,343,410	19,356,160
Guaranteed interest contract	3,369,267	2,599,319
Cash and money market funds	10,906,694	10,343,811
Participant loans	1,891,231	1,621,817

	64,603,971	48,839,556
Other receivable	9,125	-

TOTAL ASSETS	64,613,096	48,839,556

LIABILITIES
Benefit claims payable	-	156,411
Operating payables	-	3,990
Other liabilities	25	3,000

TOTAL LIABILITIES	25	163,401

NET ASSETS REFLECTING ALL INVESTMENTS, at fair value	64,613,071	48,676,155

Adjustment from fair value to contract value for fully benefit-responsive interest contract	125,801	393,007

NET ASSETS AVAILABLE FOR BENEFITS	$64,738,872	$49,069,162

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009

ADDITIONS

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in value of investments	$10,672,803
Interest and dividends	1,439,209

12,112,012

Contributions:
Participants’ rollovers	553,695
Participants’ elective deferrals	4,075,762
Employer’s matching	1,907,025

6,536,482

TOTAL ADDITIONS	18,648,494

DEDUCTIONS

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants or beneficiaries	2,869,105
Administrative expenses	109,679

TOTAL DEDUCTIONS	2,978,784

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	15,669,710

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	49,069,162

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$64,738,872

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.

General – The Plan is a defined contribution plan covering all full-time and part-time employees of Prosperity Bancshares, Inc. (the “Bank”), who have completed at least three (3) months of service and are twenty-one (21) years of age or older. An employee’s entry date is the first day of the month coinciding with or next following the date they satisfy the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B.

Contributions – Each year a participant may contribute up to the maximum allowable of their total salary on a pre-tax basis, with a calendar year maximum of $16,500 (IRS limit for 2009). If a participant is age fifty (50) or older, they may elect to defer additional amounts as catch-up contributions of $5,500. Participants may stop contributing at any time. Participants are also permitted to deposit into the Plan distributions from other plans and certain IRAs as rollover contributions.

The Bank, at its discretion, may contribute to the Plan, a matching contribution which is determined annually. In 2009, the Bank matched fifty percent (50%) of the participants’ contributions, excluding any catch-up contributions, up to the maximum allowable limit of their total salary.

C.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of (a) employer matching contributions and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

D.

Vesting – Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the employer matching contribution of participant accounts plus actual earnings (losses) thereon is based on years of continuous service. To qualify for a year of service for vesting purposes, the participant must complete one thousand (1,000) hours of service in that calendar year. A participant is vested ratably (twenty percent (20%) at the end of the second year as a participant in the Plan) over a six-year period.

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

E.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. Loan terms generally range from 1 - 5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest are paid ratably through monthly payroll deductions. A participant may have only one outstanding loan at any one time.

F.

Payment of Benefits – On termination of service, a participant may receive a lump-sum amount, equal to the vested value of their account, or upon death, disability or retirement, elect to receive payment from the following options: (1) qualified joint and survivor annuities, (2) single payment of the employee’s entire benefit, (3) equal installments over a fixed period not to exceed the employee’s life expectancy or the joint and last survivor’s life expectancy, or (4) payments in the form of a joint and survivor annuity. The Plan does permit hardship distributions. Hardship withdrawals are governed by Internal Revenue Service (“IRS”) regulations and are permitted to satisfy certain immediate and heavy financial needs.

G.

Forfeitures – Forfeited balances of terminated participants’ nonvested accounts are used by the Plan for several purposes such as the payment of Plan administrative expenses. During the year ended December 31, 2009, approximately $85,860 in forfeitures were used to pay for Plan administrative expenses. As of December 31, 2009 and 2008 the forfeiture account had a balance of $175,075 and $164,879 respectively.

H.

Plan Termination – Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan at any time. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts. The Bank will direct the distribution of participants’ accounts in a manner permitted by the Plan as soon as practicable.

I.

Investment Options – Upon enrollment in the Plan, a participant may direct his contributions in various increments totaling one hundred percent (100%). Participants may change their investment options quarterly. Employer matching contributions are matched to the funds designated by the participant. The following investment options are available:

Prosperity Bank Money Mkt.:    Funds are invested in an interest-bearing account at Prosperity Bank.

Prosperity Bancshares, Inc. Common Stock:    Funds are invested in common stock of Prosperity Bancshares, Inc.

American Funds Funda. Investors A:    Funds are invested primarily in common stocks or securities convertible into common stocks to provide long-term growth of capital and income. The funds may also be invested in bonds and debt securities of issuers outside of the United States.

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

I.	Investment Options (Continued)

American Funds New Perspective A:    Funds are invested in common stocks, preferred stocks, securities convertible into common stocks, and bonds to provide long-term growth of capital through investments in blue-chip companies based in the United States and abroad with an emphasis on global or multinational companies and a focus on opportunities created by changes in global trade patterns and economic and political relationships.

Am. Funds Wash. Mutual Fund A:    Funds are primarily invested in common stocks of United States companies that meet strict standards based on requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds. It may also invest up to five percent (5%) of its assets in non-U.S. companies that meet certain investment standards. Funds are invested to provide current income and an opportunity for growth.

American Funds Capital Income Builder A:    Funds are invested in common stocks or bonds to provide above-average current income, a growing stream of income, and growth of capital. Generally, at least fifty percent (50%) of investments will be in common stocks of large, established companies with a history of increasing dividends. Up to forty percent (40%) of investments might be in securities of non-U.S. issuers.

Am. Funds Cap. World Gro. & Inc. Fund:    Funds are primarily invested in blue chip common stocks of established companies in the world’s largest stock markets to provide long-term capital growth with current income.

American Funds American Balanced A:    Funds are invested in blue-chip companies, quality bonds, securities convertible to common stocks and money market instruments to provide conservation of capital, current income, and long-term growth of capital and income.

American Funds EuroPacific Growth A:    Funds are invested in common stocks, preferred stocks, securities convertible to common stocks, American depository receipts, European depository receipts, bonds, and cash to provide long-term growth of capital.

American Funds Growth Fund of America A:    Funds are invested in common stocks, preferred stock, and securities convertible to common stocks of companies that appear to offer opportunities for long-term growth of capital, such as cyclical companies, those in depressed industries, and turnaround or value situations.

American Funds Intermediate Bond Fund A:    Funds are invested in a portfolio of corporate bonds, United States government bonds or notes, GNMA certificates and other mortgage-related securities to provide current income and preservation of capital through a bond portfolio with an average effective maturity of no greater than five (5) years.

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

I.	Investment Options (Continued)

American Funds Invest. Co. of America:    Funds are primarily invested in common stocks of well-established blue-chip companies, representing a wide cross section of the U.S. economy to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income.

American Funds AMCAP Fund A:    Funds are primarily invested in undervalued common stocks of growing, profitable companies located in the United States that represent opportunities to provide long-term growth of capital.

American Funds Income Fund of America A:    Funds are primarily invested in common stocks and bonds of United States companies to provide current income and, secondarily, growth of capital.

American Funds American Mutual Fund A:    Funds are primarily invested in common stocks, securities convertible into common stocks, nonconvertible preferred stocks, United States government securities, bonds rated A or better, and cash to provide the balanced accomplishment of current income, capital growth, and conservation of principal through investments in companies that participate in the growth of the American economy.

AIM Mid Cap Core Equity Fund A:    Funds are invested primarily in attractively priced stocks of mid-sized companies with good growth prospects.

Metlife Stable Value:    The fund’s objective is to protect principal and offer fixed returns that compare favorably with the yields on intermediate-term fixed income securities.

Allianz NFJ SmallCap Value Fund A:    Funds are primarily invested in common stocks of companies with small market capitalizations that have a below average price earnings ratio relative to their industry.

PIMCO Total Return Fund A:    Funds are invested primarily in intermediate-term mortgage-related securities to provide maximum total return, consistent with preservation of capital and prudent investment management.

Sentinel Small Company Fund A:    Funds are invested primarily in a diversified portfolio of common stocks and convertible securities issued by small and mid-sized companies seeking long-term capital appreciation.

Calvert Social Investment Equity A:    Funds are invested primarily in common stocks of large-cap companies having market capitalization of at least $1 billion.

TD Bank USA MMDA:    Funds are invested in a money market account at TD Bank.

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Accounting

The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States (“GAAP”).

B.	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.	Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “Codification”). This standard replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes only two levels of GAAP, authoritative and nonauthoritative. The FASB Accounting Standards Codification (“ASC”) has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission (“SEC”), which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. This standard was effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Plan’s references to GAAP accounting standards but did not impact the Plan’s net assets available for benefits.

The Plan has adopted the provisions of ASC 855, Subsequent Events (formerly SFAS No. 165, Subsequent Events) which clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date and through the date that the financial statements are issued or available to be issued, both for interim and annual reporting periods. The provisions of ASC 855 became effective prospectively for interim and annual reporting periods ending after June 15, 2009.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures About Fair Value Measurements (“ASU 2010-06”), which amends the Fair Value Measurements and Disclosures Topic of ASC 820. This amendment requires new disclosures on the value of and the reasons for transfers in and out of Levels 1 and 2 of the fair value hierarchy and additional disclosures about purchases, sales, issuances and settlements within Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosure requirements on levels of disaggregation and about input and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 19, 2009, except for the requirement to provide additional disclosures regarding Level 3 measurements which will be effective beginning after December 15, 2010.

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D.	Investment Valuation and Income Recognition

Valuations of the Plan assets are generally made every business day. Net appreciation in value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan is invested in a guaranteed interest contract with Metropolitan Life Insurance Company, Met Managed GIC (Contract #25157). Guaranteed interest contracts are stated at fair value as determined by the issuer of the guaranteed interest contracts based on the fair market values of the underlying investments and then adjusted by the issuer to contract value.

ASC 962-325 (formerly Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), requires guaranteed interest contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive guaranteed interest contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by ASC 962-325, the statements of net assets available for benefits presents the fair value of the guaranteed interest contracts as well as the adjustment of the fully benefit-responsive guaranteed interest contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. At December 31, 2009, the average yield earned and crediting interest rate to participants were 15.01% and 3.80%, respectively. At December 31, 2008, the average yield earned and crediting interest rate to participants were -10.29% and 5.11%, respectively.

E.	Payment of Benefits

Benefits are recorded when paid. Benefit claims payable represents amounts requested by participants but not yet paid and are recorded as a liability in the statements of net assets available for benefits.

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F.	Administrative Expenses

Fees and expenses incurred in the administration of the Plan, to the extent not paid by the Bank, are charged to and paid from the Plan’s assets.

NOTE 3 – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted the provisions of ASC 820 (formerly SFAS No. 157, Fair Value Measurement) with respect to its investments. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

—	Level 1 – Quoted prices in active markets for identical assets or liabilities.

—

Level 2 – Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

—

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Prosperity Bancshares, Inc. Common Stock:    Common stock is valued at the closing price reported on the active market on which the individual security is traded.

Mutual Funds:    Investments in registered investment companies are stated at fair value based upon quoted market prices of the net asset value of shares held by the Plan at year-end.

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

Guaranteed Interest Contract:    The Plan’s investment in a fully benefit-responsive investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Cash and Money Market Funds:    Cash and money market funds are valued at carrying value which approximates fair value.

Participant Loans:    Participant loans are valued at their outstanding balances which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in different fair value measurements at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of:

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Prosperity Bancshares, Inc. common stock	$21,093,369	$-	$-	$21,093,369
Mutual funds	27,343,410	-	-	27,343,410
Guaranteed interest contract	-	-	3,369,267	3,369,267
Cash and money market funds	10,906,694	-	-	10,906,694
Participant loans	-	-	1,891,231	1,891,231

TOTAL ASSETS, at fair value	$59,343,473	$-	$5,260,498	$64,603,971

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Prosperity Bancshares, Inc. common stock	$14,918,449	$-	$-	$14,918,449
Mutual funds	19,356,160	-	-	19,356,160
Guaranteed interest contract	-	-	2,599,319	2,599,319
Cash and money market funds	10,343,811	-	-	10,343,811
Participant loans	-	-	1,621,817	1,621,817

TOTAL ASSETS, at fair value	$44,618,420	$-	$4,221,136	$48,839,556

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Guaranteed Interest Contract	Participant Loans

Balance, beginning of year	$2,599,319	$1,621,817
Realized gains (losses)	26,417	-
Unrealized gains (losses) relating to instruments still held at the reporting date	93,130	-
Purchases, sales, issuances and settlements, net	650,401	269,414

BALANCE, END OF YEAR	$3,369,267	$1,891,231

NOTE 4 – INVESTMENTS

At December 31, 2009 and 2008, all investments of the Plan were participant-directed. The following presents investments that represent five percent (5%) or more of the Plan’s net assets available for benefits at year-end:

	December 31,
	2009	2008

Prosperity Bank Money Mkt.*	$10,902,130	$9,847,664
Prosperity Bancshares Inc. Stock*	21,093,369	14,918,449
Metlife Stable Value	3,369,267	2,992,326

*	Indicates party-in-interest.

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 4 – INVESTMENTS (CONTINUED)

The following table presents the net appreciation (including investments bought, sold and held during the year) in value for each of the Plan’s investment categories for the year ended December 31, 2009:

Mutual fund	$4,730,198
Prosperity Bancshares, Inc. common stock	5,823,058
Guaranteed interest contract	119,547

$10,672,803

NOTE 5 – CREDIT RISK

The Plan provides for various investment options of stocks, mutual funds, fixed income securities, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and the amounts reported in participant accounts.

NOTE 6 – TAX STATUS

The Plan adopted a prototype nonstandardized profit sharing plan with CODA established by Alliance Benefit Group of Houston Inc. The prototype plan sponsor obtained a favorable opinion letter dated August 7, 2001. According to the prototype plan, the Plan’s assets are qualified pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and, the Plan’s income is exempt from income taxes. Various changes related to the operation of the Plan have been made to the Plan document. The Plan has not requested a determination letter from the Internal Revenue Service, but the Bank believes the Plan qualifies and operates as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

The Plan allows transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Bank. Certain Plan investments are shares of various investments that are owned and managed by TD Ameritrade Trust Company (“TDATC”), who has been designated as trustee. The Plan invests in common stock of the Bank and issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of the Form 5500 as of December 31, 2009:

Net assets available for benefits per the financial statements	$64,738,872
Less: adjustment to contract value for fully benefit responsive interest contract	(125,801)

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$64,613,071

The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2009 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$15,669,710
Less: adjustment to Plan earnings for the contract value of fully benefit responsive interest contract	(125,801)

NET INCOME PER THE FORM 5500	$15,543,909

NOTE 9 – SUBSEQUENT EVENTS

As of June 29, 2010, the date the financial statements were issued, the Bank has determined that there are no subsequent events which require recognition or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

PROSPERITY BANCSHARES, INC. 401(K) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

EIN: 74-2331986

Plan No. 001

(a) *Party- in- Interest	(b) Identity of Issue, or Issuer	(c) Description of Investment	(d) Cost		(e) Current Value

	TD Bank USA MMDA	Money Market Fund	$	**	$4,564
*	Prosperity Bank Money Mkt.	Money Market Fund		**	10,902,130
*	Prosperity Bancshares, Inc.	Common Stock		**	21,093,369
	AIM Mid Cap Core Equity Fund A	Mutual Fund		**	979,411
	Allianz NFJ SmallCap Value Fund A	Mutual Fund		**	1,346,120
	Am. Funds Cap.World Gro. & Inc. Fund	Mutual Fund		**	3,095,495
	Am. Funds Wash. Mutual Fund A	Mutual Fund		**	808,552
	American Funds AMCAP Fund A	Mutual Fund		**	803,958
	American Funds American Balanced A	Mutual Fund		**	1,222,418
	American Funds American Mutual Fund A	Mutual Fund		**	712,752
	American Funds Capital Income Builder A	Mutual Fund		**	2,438,571
	American Funds EuroPacific Growth A	Mutual Fund		**	2,631,273
	American Funds Funda. Investors A	Mutual Fund		**	1,920,563
	American Funds Growth Fund of America A	Mutual Fund		**	3,152,096
	American Funds Income Fund of America A	Mutual Fund		**	1,042,976
	American Funds Intermediate Bond Fund A	Mutual Fund		**	790,083
	American Funds Invest. Co. of America	Mutual Fund		**	1,155,889
	American Funds New Perspective A	Mutual Fund		**	1,348,438
	Calvert Social Investment Equity A	Mutual Fund		**	202,761
	Metlife Stable Value	Guaranteed Interest Contract		**	3,369,267
	PIMCO Total Return Fund A	Mutual Fund		**	2,548,378
	Sentinel Small Company Fund A	Mutual Fund		**	1,143,676
*	Participant Loans	Interest rate range: 4.25% to 9.25% with varying maturity dates		-	1,891,231

		TOTAL			$64,603,971

*	A party-in-interest defined by ERISA.
**	Cost information is omitted, as these accounts are participant directed.

See independent auditors’ report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2010	Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

/s/ Michael Harris
Michael Harris Executive Vice President and Cashier, Prosperity Bank

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Briggs & Veselka Co., Independent Registered Public Accounting Firm